SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

HAMBURG
 COURT UPHOLDS RYANAIR INJUNCTION AGAINST UNLAWFUL SCREENSCRAPING WEBS
I
TE V
TOURS
.DE

Ryanair, Europe's largest low fares airline today (
Thursday,
28
th
 August
 2008
) welcome
d
 this morning's decision of the
Hamburg
Court
 to
 uph
o
ld Ryanair's injunction against the
unlawful
activities of the screenscraper/ticket-tout website V
tours
.de
,
 which was previously selling Ryanair tickets, with inflated hidden mark-ups, to German consumers.
Vtours.de had appealed against Ryanair’s original injunction and this case was heard in the Hamburg Court last Thursday the 21st of August. In today’s judgement, the Hamburg Court has confirmed that Ryanair’s injunction remains in place, which will prevent the Vtours.de website illegally screenscraping Ryanair’s website and unlawfully selling Ryanair’s tickets to its customers with unauthorised hidden mark-ups.

Speaking today, Ryanair's Jim Callaghan said:

"
We welcome this latest successful

Hamburg
 Court decision against the
 Vtour
s
.d
e screenscraper/ticket-tout website. Ryanair is continuing to cancel bookings made through th is
 unauthorised ticket-tout website, and has called on the European Commission, as well as National Governments to take action to prevent this illegal and unlawful mis-selling to consumers. Sadly
,
we are still waiting for the European Commission to take any action to protect consumers, but we live in hope."

Ends.

    Thursday, 28
th
 August 2008

For further information
please contact:

Stephen McNamara

      Pauline McAlester

                          Ryanair Ltd

    Murray Consultants

         Tel: +353-1-8121212

   Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  28 August 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director